

April 29, 2013

Via Email
David K. Schumacher
General Counsel
Crest Financial Limited
Crest Investment Company
JP Morgan Chase Tower
600 Travis, Suite 6800
Houston, TX 77002

      Re: **Clearwire Corporation**
              Revised Preliminary Proxy Statement filed by Crest Financial Limited and Crest Investment Company
              Filed April 24, 2013

              Additional Definitive Materials on Schedule 14A
              Filed April 23, 2013
              File No. 001-34196

Dear Mr. Schumacher:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Additional Definitive Materials filed on April 23, 2013

1.   Please be advised that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis. We note the following statements; in the future, please clearly characterize similar disclosure as beliefs or opinions and, as necessary, disclose the bases for your opinions and beliefs:

- The disclosure on page 1 that SoftBank's "interest in Clearwire was steered into a proposal for SoftBank to acquire control of Sprint."
- The disclosure on page 2 that "only after months of frustration with the Board has DISH now resorted to pursuing control of Clearwire by making a premium offer for Sprint."

2. We note your disclosure at the top of page 2 regarding a potential offer of $13.70 for Clearwire by SoftBank. However, given that SoftBank never directly made an offer for Clearwire, in future filings please focus your discussion on the instant transactions, or provide clear disclosure that SoftBank apparently never made an offer to buy Clearwire on a standalone basis and may in fact never have had any interest in doing so.

3. Also on page 2 you discuss the advantage of SoftBank acquiring Sprint with Clearwire spectrum to show the value of a combined Sprint-Clearwire to SoftBank versus a standalone Sprint. Please advise us supplementally whether the term "standalone Sprint" means you took into account that SoftBank would indirectly own about 50.4% of Clearwire through New Sprint and indirectly assume the build-out and MVNO agreements between Sprint and Clearwire. Please also advise whether $13.70 stands for at most the amount SoftBank would pay for the remaining interests in Clearwire it does not own after acquiring Sprint.

4. We note the following disclosure on page 5 regarding certain actions ascribed to the Clearwire board:

- "Instead of engaging in a similar process to maximize the value of Clearwire and to explore mechanisms to remain independent, you have acted at all times to deliver all the value of Clearwire not to its stockholders but to Sprint alone."
- "Instead of exercising your contractual right to protect Clearwire stockholders, you acquiesced in this first and critical step in Sprint's march toward total domination of and value extraction from Clearwire."

You must avoid statements that directly or indirectly impugn character, integrity, or personal reputation or that make charges of illegal, improper, or immoral conduct without factual foundation. Please confirm you will avoid such statements or advise us of the factual foundation for these statements, which imply that the Clearwire board is not acting consistent with its fiduciary duties.

Revised Preliminary Proxy Statement filed on April 24, 2013

5. We note your disclosure on page 4 regarding impaired and unimpaired spectrum. Please further explain these terms and the importance of unimpaired spectrum versus impaired spectrum. Also explain whether Clearwire's holdings of impaired and unimpaired spectrum, if applicable, informed your belief that Sprint's offer represents a spectrum

price of only $0.11 per MHz-POP and your belief that, under the MCC scenarios, Clearwire is valued at $0.31 and $0.50 per MHz-POP.

6. We note your disclosure on page 5 regarding the IAE Report. Please identify the precedent spectrum transactions which were the subject of this report and describe how IAE analyzed these transactions to arrive at conclusions that differed from those of Evercore and Centerview.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

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        Vinson & Elkins LLP
        Kai Haakon E. Liekefett, Esq.